Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-261593

First Trust Real Assets Fund

Supplement dated October 28, 2022 to the

Prospectus dated July 7, 2022

At a meeting held on September 27-28, 2022, the Board of Trustees of First Trust Real Assets Fund (the “Fund”) approved a change in the Fund’s taxable year end, from December 31, 2022 to September 30, 2022. Accordingly, the following amendment is made to the Prospectus:

The paragraph under the section entitled “Fiscal Year” on page 75 of the Prospectus is deleted in its entirety and replaced with the following:

The Fund’s initial fiscal period will begin with commencement of its operations and end March 31, 2023. Thereafter, the Fund’s fiscal year will be the 12-month periods ending on March 31. The Fund’s taxable year will be the 12-month periods ending on September 30.

Please file this Supplement with your records.